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SEC Mail Processing Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 38 Degree Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4370 Alpine Road, Suite 209
(No. and Street)

Portola Valley	California	94028
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Portwood 404-317-4751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd. #270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 38 Degree Advisors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/CFO
Title

Notary Public

MARIA I. ZERPA NOTARY EXPIRES GEORGIA May 18, 2020 PUBLIC FULTON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

38 DEGREE ADVISORS, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

December 31, 2017

38 DEGREE ADVISORS, LLC

CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of 38 Degree Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 38 Degree Advisors, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of 38 Degree Advisors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 38 Degree Advisors, LLC's management. Our responsibility is to express an opinion on 38 Degree Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 38 Degree Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of 38 Degree Advisors, LLC's financial statements. The supplemental information is the responsibility of 38 Degree Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as 38 Degree Advisor, LLC's auditor since 2016.
Walnut Creek, California
February 27, 2018

38 DEGREE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Assets		
Cash	$	31,965
Accounts receivable, net of allowance of $210,000		88,250
Investment in Secret Golf Inc.		49,999
Other assets		2,500
Total assets	$	172,714
Liabilities and shareholder's equity		
Liabilities		
Accrued liabilities	$	10,103
Total liabilities		10,103
Shareholder's equity		
Shareholder's equity		(18,459)
Retained earnings		181,069
Total shareholder's equity		162,611
Total liabilities and shareholder's equity	$	172,714

See accompanying notes to financial statements.

38 DEGREE ADVISORS, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2017

Revenue	
Unregulated Revenue	$ 340,750
Other income	322,598
Total revenue	663,348
Expenses	
Cost of Goods Sold	280,917
Bad Debt Expense	114,000
Rent	70,560
Professional Services	47,060
Insurance expense	18,346
Dues and Subscriptions	17,423
Automobile expense	8,224
Professional Fees - FICA/CCO	5,670
Other operating expenses	19,277
Total expenses	581,477
Net income (loss)	$ 81,871

See accompanying notes to financial statements.

38 DEGREE ADVISORS, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2017

Shareholder's equity, beginning of year	$	113,740
Shareholder contributions		26,000
Shareholder withdrawals		(59,000)
Net income (loss)		81,871
Shareholder's equity, end of year	$	162,611

See accompanying notes to financial statements.

38 DEGREE ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2017		
Cash flows from operating activities		
Net Income (loss)	$	81,871
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable, net of allowance of $210,000		(36,150)
Accrued liabilities		(9,590)
Net cash provided by (used in) operating activities		36,131
Cash flows from investing activities		
Capital Contributions		26,000
Capital withdrawals, net of change in advance capital withdrawals and capital withdrawals payable		(59,000)
Net cash provided by (used in) investing activities		(33,000)
Net change in cash and cash equivalents		3,131
Cash and cash equivalents, beginning of year		28,834
Cash and cash equivalents, end of year	$	31,965
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Income tax payments	$	-

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

38 Degree Advisors LLC (the "Company") was formed as a sub-chapter S corporation under the laws of the State of California in October 2010. In 2017, the entity was converted from a sub-chapter corporation to a limited liability company under the laws of the State of Delaware. Since May 2014, the Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company advises on or facilitates private placement equity or debt offerings in addition to providing advisory services to facilitate mergers or acquisitions, financial restructurings, asset sales, divestitures or other corporate reorganizations or business combinations. Private placement transactions could include sales of private equity or debt securities,and warrants to institutional and accredited investors. The Company also provides non-regulated services in the areas of interim executive management and strategic & business consulting.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital, M&A advisory services, interim executive management and strategic and business consulting. Commission and fee income and related expenses are recognized when earned or incurred.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

With regards to defining fair value and Level 3 hierarchy, unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the 38 Degree Advisors' own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's adjusted net capital was approximately $22,000 which exceeded the requirement by approximately $17,000.

3. Related party transactions

The Company receives fees for consulting and professional services from Secret Golf Inc. The Managing Director of the Company is the interim CEO of Secret Golf Inc. and has ownership interest in Secret Golf Inc as well. During 2017 the revenue earned for these consulting services was $180,000 plus $28,380 of reimbursable expenses.

4. Investment in Secret Golf Inc

Investment in Secret Golf Inc. consists of a direct ownership of Series A-1 preferred stock of Secret Golf Inc., a privately held company. The transaction price, excluding transaction costs, is typically 38 Degree Advisors' best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions.

38 Degree Advisors performs ongoing reviews based on an assessment of trends in the performance of each underlying investment from the inception date to the most recent valuation date. These assessments typically incorporate the original transaction price, recent transactions in the same or similar instruments, completed or pending third party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets and changes in financial ratios or cash flows.

As of December 31, 2017, the fair market value of the 38 Degree Advisors' investment in Secret Golf Inc. was $49,999, which is the cost paid for the original shares. The investment in Secret Golf Inc. is included in Level 3 of the fair value hierarchy.

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Investments in private companies	-	-	49,999	49,999

38 DEGREE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

6. Cash

At December 31, 2017, cash before outstanding checks was $31,965. This amount withheld in one bank and was under the FDIC limit of $250,000.

7. Accounts Receivable

At December 31, 2017, 38 Degree Advisors LLC had $88,250 in accounts receivable.

	Accounts Receivable	Allowance for Uncollectable A/R	Total
Secret Golf Inc	$272,000	$210,000	$62,000
Other	51,250	25,000	26,250
Total	$323,250	$235,000	$88,250

8. Leases

In November 2017, 38 Degree Advisors extended its lease agreement for office space with The Thesing Group for an additional 6 months. Future minimum lease payments under the lease are as follows:

• 2018	$24,224
	$24224

Rent expense under this lease was $70,560 for the year December 31, 2017, which was offset by a sublease Secret Golf of $2,000 a month.

9. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Report of Independent Registered Public Accounting Firm. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures or adjustments.

38 DEGREE ADVISORS, LLC

SUPPLEMENTAL INFORMATION

December 31, 2017

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Shareholders' Equity qualified for net capital	$	162,611
Less: Non allowable assets		(90,750)
Net capital		71,861
Haircut on securities		(49,999)
Adjusted net capital		21,862
Net minimum capital requirement of 6.67% of aggregate indebtedness of $10,103 or $5,000 whichever is greater		5,000
Excess net capital	$	16,862

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2017.

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of 38 Degree Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report and Pursuant to SEC Rule 17A-5, in which (1) 38 Degree Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which 38 Degree Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) 38 Degree Advisors, LLC stated that 38 Degree Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. 38 Degree Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 38 Degree Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2018

38° ADVISORS
Member FINRA/SIPC
4370 Alpine Road Suite 209
Portola Valley, CA 94028
(650) 850-4171

SEC Rule 15c3-3 Exemption

38 Degree Advisors, LLC (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 2017. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (K)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

William B. Portwood
CFO

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
38 Degree Advisors, LLC
Portola Valley, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by 38 Degree Advisors, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

38 Degree Advisors, LLC
4370 Alpine Road; Suite 209
Portola Valley, CA 94028
DEA: FINRA
FINRA CRD#: 168540; SEC# 8-69315
FY MONTH END: December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William B. Portwood (404) 317-4781

WORKING COPY

2. A. General Assessment (item 2e from page 2) $995

B. Less payment made with SIPC-6 filed (exclude interest) (518)
8/16/17 (date check cleared)
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 477

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $477

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $477

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

38 Degree Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 13th day of February, 20 18.

CFO/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$663,438
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$663348
2e. General Assessment @ .0015 Rate effective 1/1/2017	$995
	(to page 1, line 2.A.)

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